Exhibit 1

Media Release

16 April 2007

Westpac to de-list from the Tokyo Stock Exchange

Westpac Banking Corporation’s Board of Directors has approved the de-listing of its shares from the Tokyo Stock Exchange (TSE) in July 2007.

The decision to de-list was taken due to the decline in shareholder numbers trading on the Tokyo Stock Exchange and the ease with which these shareholders can trade on either the Australian or New Zealand stock exchanges.

It will not impact on Westpac’s other activities in Japan.  Westpac intends to maintain its Uridashi and Samurai shelf registration statements filed with the Director of the Kanto Local Finance Bureau and continue to access funding opportunities in Japan.

A further announcement will be made once de-listing has been completed.

Ends

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3510